Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-118125

Up to 18,366,000 Shares

Common Stock

This prospectus relates to the resale from time to time by the selling stockholders of up to 18,366,000 shares of our common stock. These shares of common stock being offered by the selling stockholders constitute approximately 30.4% of our currently outstanding shares of common stock.

Our common stock is listed on the Nasdaq SmallCap Market under the symbol “GLGS.” The closing price for our common stock on the Nasdaq SmallCap Market on September 30, 2004 was $0.45 per share.

Investing in the common stock involves risks.

See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 1, 2004

We own or have rights to trademarks that we use in conjunction with our products. “GCS-100” and “GlycoGenesys” are our trademarks. All other trade names and trademarks used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section as well as the information incorporated by reference into this prospectus under “Where You Can Find More Information.”

GlycoGenesys, Inc.

Introduction. We are a biotechnology company that develops and licenses products based on glycobiology. We are headquartered in Boston, Massachusetts and currently have approximately 16 employees and utilize the services of several independent consultants. Our lead drug candidate, GCS-100®, a potential treatment for multiple forms of solid tumors and bloodborne cancers, completed a Phase II(a) clinical trial for colorectal cancer in 2001 and completed a Phase II(a) clinical trial for pancreatic cancer in 2002. Phase II clinical trials are designed to help determine both the safety and the efficacy of a potential drug, which may involve several sets of trials (Phase II(a), Phase II(b), etc.). In October 2003, we announced the results of a Phase I dose escalation trial in patients at levels up to 80mg/m². Phase I clinical trials are primarily designed to help determine safety and maximum tolerated dose levels of a potential drug, which may involve several sets of trials. In April 2004, we initiated a Phase I dose escalation trial dosing patients with GCS-100LE, a substantially ethanol-free formulation of GCS-100.

GCS-100. Our lead drug candidate, GCS-100, is intended to reduce primary tumors, the growth of other secondary tumors, and the spread of cancer cells with potential indications in colorectal, pancreatic, prostate, breast, liver, renal, ovarian and bloodborne cancers. GCS-100LE is delivered intravenously.

GCS-100, a carbohydrate molecule, binds to sites found on cancer cells known as Galectin-3 receptors and has been shown to shrink primary tumors and inhibit metastasis in animal models. Galectin-3 is a protein that binds to carbohydrates and has been implicated in metastasis, angiogenesis (the process by which cancer cells form new blood vessels to provide nutrients for growth) and apoptosis (cell death). In addition, GCS-100 interferes with the binding of VEGF, a naturally occurring protein known to play an important role in angiogenesis, to endothelial cells, which are important in the formation of blood vessels. In Phase I human testing that enrolled patients with terminal cancer unresponsive, or refractory, to all standard treatment, GCS-100 was found to be well tolerated at all administered dose levels. Our completed Phase II(a) clinical trials of GCS-100 for pancreatic and colorectal cancers were conducted at the following sites:

•	Beth Israel Deaconess Medical Center in Boston, Massachusetts;

•	University of Chicago Medical Center;

•	University of Rochester Cancer Center;

•	Christiana Healthcare in Wilmington, Delaware;

•	Ocala Oncology Center in Ocala, Florida;

•	Oncology and Hematology Associates of Kansas City, Missouri; and

•	Oncology Associates of San Diego, California.

On March 23, 2001, we announced that GCS-100 demonstrated positive clinical activity in colorectal cancer patients in a Phase II(a) clinical trial. Specifically, eight of 23 patients, of which 19 were evaluable, experienced tumor stabilization for periods of 1.6 to 5.6 months before disease state progression was observed, with one of the eight patients showing a period of tumor shrinkage. Of the eight patients experiencing tumor stabilization, four remained on therapy for a period of three months or greater. On October 30, 2002, we announced that

GCS-100 demonstrated positive clinical activity in pancreatic cancer patients in a Phase II(a) clinical trial at dose levels of 20mg/m2. Specifically, seven of 20 patients, of which 16 were evaluable, experienced tumor stabilization for periods of 0.6 months to 13.6 months before disease state progression was observed with one of the seven patients showing a partial response. Of the seven patients experiencing tumor stabilization, three remained on therapy for a period of four months or greater. There was no evidence of dose limiting toxicity in either of these Phase II(a) trials. Based on the promising early data from the Phase II(a) colorectal and pancreatic trials, and the fact that higher doses of GCS-100 than administered in the Phase II(a) colorectal and pancreatic trials have already been tested in animals, a Phase I dose escalation clinical trial to include multiple types of cancer patients began in February 2002. This trial was conducted at Sharp Clinical Oncology Research Memorial Hospital in San Diego and the results were reported in October 2003. A total of 12 patients who failed standard therapy were enrolled at doses ranging from 30 mg/m2 to 80 mg/m2. No dose limiting toxicity was observed. Five patients achieved stable disease for a period of at least three months. One of the five patients as of the date of this prospectus still remains on GCS-100 after 28 months of treatment and achieved a durable, partial response. Stable disease and partial response measurements are according to the Response Evaluation Criteria in Solid Tumors, or RECIST, standard.

We initiated a Phase I dose escalation clinical trial with GCS-100LE, a substantially reduced ethanol formulation of GCS-100 in April 2004. We plan to begin a Phase I/II clinical trial in multiple myeloma in the fourth quarter of 2004. In 2005, we plan to initiate a Phase II trial in a solid tumor indication. We will determine this indication based on an evaluation of all pre-clinical and clinical data, as well as considering the current unmet clinical needs and the shortest timeline for approval. Also in 2005, we plan to initiate Phase II pivotal clinical trials in multiple myeloma assuming sufficient positive data from the planned Phase I/II multiple myeloma trial. Our clinical trial program is subject to our having sufficient financial resources.

The U.S. Food and Drug Administration (“FDA”) has published a series of regulations and guidelines to establish procedures designed to expedite the development, evaluation and marketing of drugs intended to treat life threatening and severely debilitating illnesses, such as cancer, or products that address unmet needs. These FDA initiatives include such programs as Fast Track Drug Designation, Accelerated Approval, Priority Review and Expanded Access. We plan to request Fast Track designation in early 2005. Assuming the necessary financial resources are available, we plan to file for a new drug application, or NDA, using the data from the Phase II pivotal multiple myeloma trials if the results support such a filing. However, GCS-100, whether delivered intravenously or by other methods, may not prove effective in reducing or eliminating the spread of cancer in humans, be safe at higher doses or be granted accelerated or other approvals by the FDA.

Our business was founded in 1992 as IGG International, Inc. to pursue carbohydrate-based pharmaceutical research for cancer therapeutics. In 1995, we merged with Alvarada, Inc., a publicly-traded corporation having no active operations. In 1998, we changed our name to SafeScience, Inc. and in October 2001 we changed our name to GlycoGenesys, Inc. Our principal executive offices are located at 31 St. James Avenue, 8th Floor, Boston, MA 02116 and our telephone number is (617) 422-0674. Our homepage is located on the World Wide Web at http://www.glycogenesys.com. The contents of our website are not part of this prospectus.

The Offering

Common stock offered by selling stockholders(1)	18,366,000 shares

Common stock to be outstanding after the offering(2)(3)	68,870,577 shares

Use of proceeds

All proceeds from the sale of the shares of common stock in this offering will be received by the selling stockholders. We will receive $8,366,000 if the warrants held by the selling stockholders covered in this prospectus are exercised in full and the exercise price is paid in cash. These funds will be used for general corporate purposes. See “Use of Proceeds.”

Nasdaq SmallCap Market Symbol	GLGS

(1)	Consists of (i) 10,000,000 shares of common stock and (ii) 8,366,000 shares of common stock issuable upon the exercise of warrants with an exercise price of $1.00 per share.
(2)	Based on the number of shares actually outstanding on September 15, 2004.
(3)	Includes all the shares being offered pursuant to this prospectus and excludes, as of September 15, 2004, (A) 1,849,500 shares of common stock issuable on the exercise of outstanding options at a weighted average exercise price of $1.96 per share, (B) 13,205,326 shares of common stock issuable on the exercise of outstanding warrants, excluding warrants for which the underlying shares of common stock are covered by this prospectus, at a weighted average exercise price of $2.11 per share, (C) 2,552,070 shares of common stock available for future issuance under our 1998 Stock Option Plan, 2000 Stock Incentive Plan, as amended, and 2003 Omnibus Incentive Plan and (D) as of June 30, 2004 10,122,104 shares of common stock issuable upon conversion of outstanding Series A and B preferred stock.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE EXPERIENCED SIGNIFICANT LOSSES THROUGHOUT OUR HISTORY, WE EXPECT THESE LOSSES TO CONTINUE AND WE MAY NOT ACHIEVE PROFITABILITY IN THE FUTURE.

We began operations in 1993 and have not generated revenue from human therapeutic products. We do not expect to generate product revenue for several years, if at all. We will not generate significant funds unless we receive payments in connection with any potential licensing, marketing or other partnering arrangement with other pharmaceutical or biotechnology companies, or we bring pharmaceutical products to market. Excluding dividends accreted to preferred stock, we have incurred approximately $89.7 million of losses since our inception, including approximately $7.6 million for the year ended December 31, 2003 and $5.3 million in the first six months of 2004. Extensive losses can be expected to continue for the foreseeable future.

We also expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	conduct clinical trials;

•	conduct research and development on existing and new product candidates;

•	make milestone and royalty payments;

•	seek regulatory approvals for our product candidates;

•	commercialize our product candidates, if approved;

•	prosecute and maintain existing and future patent applications and patents;

•	hire additional clinical, scientific and management personnel;

•	add operational, financial and management information systems and personnel; and

•	identify and potentially in-license additional compounds or product candidates.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FUNDING, WHICH COULD REDUCE OUR ABILITY TO FUND, EXPAND OR CONTINUE OPERATIONS.

We believe that our existing funds will be sufficient to fund our operating expenses and capital requirements into the first quarter of 2005, allowing us to continue the current Phase I dose escalation solid tumor monotherapy trial and begin a Phase I/II trial in multiple myeloma with GCS-100LE, a low ethanol formulation of GCS-100. We intend to raise additional capital through the sale of equity securities to support our additional planned clinical trials and continued operations. To the extent we are unable to raise sufficient funding for the additional clinical trials in the capital markets, we will need to accelerate our efforts to repartner with a large biotechnology or pharmaceutical company and/or curtail our development efforts.

Our future is dependent on our ability to obtain additional financing to fund our operations. We expect to incur substantial additional operating costs, including costs related to ongoing research and development activities, manufacturing, preclinical studies and clinical trials. Additional equity financing may result in dilution to our stockholders. At our current stock price or if the market price of our common stock declines, some potential investors may either refuse to offer us any financing or will offer financing at unacceptable rates or on unfavorable terms. If we are unable to obtain financing necessary to fund our operations, we may have to sell or liquidate GlycoGenesys or significantly reduce, curtail or cease our operations.

WE HAVE RECEIVED A GOING CONCERN OPINION FROM OUR INDEPENDENT AUDITORS.

Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 have been prepared on the assumption that we will continue as a going concern. Deloitte & Touche LLP issued a report dated March 26, 2004 that includes an explanatory paragraph stating that our recurring losses from operations, accumulated deficit of $84.4 million as of December 31, 2003, and our expectation that we will incur substantial additional operating costs, including costs related to ongoing research and development activities, preclinical studies and clinical trials, among other things, raise substantial doubt about our ability to continue as a going concern.

OUR FUTURE PROSPECTS ARE HEAVILY DEPENDENT ON THE RESULTS OF GCS-100 AND IF WE ARE UNSUCCESSFUL IN DEVELOPING GCS-100, WE DO NOT HAVE OTHER PRODUCTS WHICH ARE AS ADVANCED IN DEVELOPMENT AS GCS-100.

While we seek to increase our portfolio of potential products, currently we are not developing a wide array of products. Nearly all of our attention and resources are directed to the development of GCS-100. If GCS-100 is ultimately ineffective in treating cancer, does not receive the necessary regulatory approvals or does not obtain commercial acceptance, we will be materially harmed.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF CLINICAL TRIALS FOR GCS-100 AND WILL NOT BE ABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE GCS-100 IF CLINICAL TRIALS ARE NOT SUCCESSFUL.

GCS-100 is not currently approved for sale by the FDA or by any other regulatory agency in the world, and GCS-100 may never receive approval for sale or become commercially viable. Before obtaining regulatory approval for sale, GCS-100 or another product candidate will be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for a particular indication for humans in addition to meeting other regulatory standards. Our success will depend on the successful outcome of our clinical trials with GCS-100.

There are a number of difficulties and risks associated with clinical trials. The possibility exists that:

•	we may discover that GCS-100 or another product candidate may cause, alone or in combination with another therapy, harmful side effects;

•	we may discover that GCS-100 or another product candidate, alone or in combination with another therapy, does not exhibit the expected therapeutic results in humans;

•	results from early trials may not be statistically significant or predictive of results that will be obtained from large-scale, advanced clinical trials;

•	we, the FDA or an institutional review board may suspend the clinical trials of GCS-100 or another product candidate;

•	patient recruitment may be slower than expected;

•	patients may drop out of our clinical trials; and

•	we may be unable to timely produce sufficient supplies of GCS-100 or another product candidate for clinical trials.

Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety, efficacy or manufacturing data necessary for approval of GCS-100 or another product candidate. In addition, even if we receive approval, such approval may be limited in scope and hurt the commercial viability of such product. If we are unable to successfully obtain approval of and commercialize any product candidate, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

OUR ABILITY TO DEVELOP GCS-100 MAY BE HARMED IF WE ARE UNABLE TO FIND A NEW DEVELOPMENT PARTNER.

On December 18, 2002, we and Elan International Services, Ltd. (“EIS”) mutually terminated our joint venture and we acquired all of the outstanding capital stock of SafeScience Newco. SafeScience Newco received a total of approximately $7.3 million of research funds over the course of our joint venture with EIS for the development of GCS-100. We must either fund the development of GCS-100 ourselves or with a new development partner. If we are unable to find a development partner, our ability to develop and commercialize GCS-100, and our prospects as a whole, could be materially harmed.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY OR OUR INFRINGEMENT ON THE PROPERTY RIGHTS OF OTHERS MAY IMPEDE OUR ABILITY TO OPERATE FREELY.

We rely significantly upon proprietary technology and protect our intellectual property through patents, copyrights, trademarks and contractual agreements as appropriate. We own or exclusively license eight issued U.S. patents having expiration dates ranging from 2013 to 2022. Five of these eight issued patents relate to GCS-100. We own or exclusively license five foreign patents having expiration dates ranging from 2015 to 2017. Four of these five foreign patents relate to GCS-100. We own or exclusively license 12 pending U.S. patent applications, all of which relate to GCS-100 and 47 pending foreign patent applications, of which 38 relate to GCS-100. As we develop GCS-100, we may discover more about its characteristics and manufacturing which will require additional patent prosecution. Thus, we continually evaluate our technology to determine whether to make further patent filings.

To the extent aspects of our technology may be unpatentable, we may determine to maintain such technology as trade secrets or we may protect such unpatented technology by contractual agreements. Our unpatented technology or similar technology could be independently developed by others. In addition, the contractual agreements by which we protect our unpatented technology and trade secrets may be breached. If technology similar to ours is independently developed or our contractual agreements are breached, our technology will be less valuable and our business will be harmed.

There is always a risk that issued patents may be subsequently invalidated, either in whole or in part, and this could diminish or extinguish our patent protection for key elements of our technology. We are not involved in any such litigation or proceedings, nor are we aware of any basis for such litigation or proceedings. We cannot be certain as to the scope of patent protection, if any, which may be granted on our patent applications.

The patents we exclusively license from Wayne State University and the Barbara Ann Karmanos Cancer Institute and the patent applications we exclusively license from David Platt could become subject to a proceeding at the U.S. Patent and Trademark Office to determine priority between them.

Our potential products or business activities could be determined to infringe intellectual rights of third parties despite our issued patents. Any claims against us or any purchaser or user of our potential products, including GCS-100, asserting that such product or process infringes intellectual property rights of third parties, if determined adversely to us, could have a material effect on our business, financial condition or future operations. Any asserted claims of infringement, with or without merit, could be time consuming, result in costly litigation, divert the efforts of our technical and management personnel, or require us to enter into royalty or licensing agreements, any of which could materially adversely affect our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim is successful against us and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our products to avoid infringement, our business, financial condition and operating results would be materially adversely affected.

WE DEPEND ON TECHNOLOGY LICENSED TO US BY THIRD PARTIES AND IF WE ARE UNABLE TO CONTINUE LICENSING THIS TECHNOLOGY OUR FUTURE PROSPECTS MAY BE MATERIALLY ADVERSELY AFFECTED.

We license technology, including technology related to GCS-100, from third parties. We anticipate that we will continue to license technology from third parties in the future. To maintain our license with David Platt we must pay an annual license fee equal to the greater of $50,000 or 2% of product sales. To maintain our license with Wayne State University and the Barbara Ann Karmanos Cancer Institute we must, among other things, pay Wayne State University and the Barbara Ann Karmanos Cancer Institute up to $3 million in milestone payments, $10,000 per month until FDA approval (which payments are offset against future royalties), 2% royalties on product sales and receive FDA or equivalent agency approval to sell GCS-100 by January 1, 2008.

We are currently in arbitration with David Platt in connection with our license with him. You should refer to the immediately following risk factor, entitled “We Are Engaged In Legal Proceedings With David Platt. If We Are Unsuccessful, We Will Be Materially Harmed.”

The technology we license from third parties would be difficult to replace. The loss of any of these technology licenses would result in delays in the development of our products until equivalent technology, if available, is identified, licensed and integrated and could materially adversely affect our future prospects. The use of replacement technology from other third parties would require us to enter into license agreements with these third parties, which could result in higher royalty payments and a loss of product differentiation, or alternatively may not be available.

WE ARE ENGAGED IN LEGAL PROCEEDINGS WITH DAVID PLATT. IF WE ARE UNSUCCESSFUL, WE WILL BE MATERIALLY HARMED.

On January 13, 2004, we notified David Platt of our intention to seek arbitration regarding his alleged breaches of our license agreement with him, dated January 7, 1994, as amended. In particular, we sought to enforce our rights under the license agreement to control the prosecution of the patent applications subject to the license agreement. On February 18, 2004, we received a letter from David Platt alleging breaches of our obligations under the license agreement, specifically our failure to: (i) take necessary steps to perfect U.S. Patent Application Serial No. 08/024,487, or the “‘487 Application,” (ii) use our best efforts to commercialize the ‘487 Application and (iii) provide royalty reports. The letter further notified us of his intention to terminate the license agreement if such alleged breaches were not cured within 60 days from the date of the letter. The hearing before the arbitrator was completed on September 8, 2004. Both parties have the opportunity to submit post-hearing briefs on September 30, 2004 and a closing argument will be held on October 12, 2004. The arbitrator must issue a ruling by November 11, 2004 at the latest. If David Platt were to succeed in terminating this agreement, we would be materially adversely affected.

In addition, on January 29, 2004, David Platt commenced suit against us and certain of our current and former directors the Massachusetts Superior Court. In his Complaint, Platt seeks damages for alleged breach of his severance agreement with us, including the failure to pay approximately $180,000 in monthly severance benefits and alleged breaches in connection with the maintenance by us of certain restrictions on Platt’s sale of stock. The Complaint further asserts claims against some of our current and former directors for alleged breaches of fiduciary duty in failing to assist in the removal of restrictive legends on David Platt’s shares. David Platt also purports to state claims for double or treble damages, as well as attorney fees, under the Massachusetts Unfair Trade Practice Act.

On February 23, 2004, we filed our Answer and counterclaimed against David Platt for breach of his severance agreement, against Pro-Pharmaceuticals, Inc. for tortious interference with the severance agreement, and against David Platt and Pro-Pharmaceuticals for misappropriation of proprietary rights and for unfair and deceptive acts. We are seeking monetary damages and injunctive relief to prevent David Platt and Pro-Pharmaceuticals from engaging in certain competitive activities relating to the use of polysaccharides to treat cancer and we are further seeking the assignment by David Platt and Pro-Pharmaceuticals of certain intellectual property to us. Under the counterclaim for unfair and deceptive acts, we are seeking treble damages as well as attorney fees.

On June 21, 2004, the Company added a supplemental counterclaim against David Platt and Pro-Pharmaceuticals for injurious falsehood, unfair competition and unfair and deceptive acts relating to statements made by Pro-Pharmaceutical regarding certain patent applications the Company discontinued prosecuting and contractually returned to David Platt. The Company seeks injunctive relief and monetary damages.

If we are unsuccessful in defending David Platt’s claims or in our counterclaims, we could be materially adversely affected.

WE EXPECT TO REMAIN DEPENDENT ON THIRD PARTIES FOR RESEARCH AND DEVELOPMENT ACTIVITIES NECESSARY TO COMMERCIALIZE OUR PRODUCTS.

In addition, we utilize the services of several scientific and technical consultants to oversee various aspects of our protocol design, clinical trial oversight and other research and development functions. However, we contract out most of our research and development operations for GCS-100, utilizing third-party contract manufacturers such as Hollister-Stier Laboratories LLC and Sigma-Aldrich, Inc. to manufacture GCS-100, Incell Corporation, LLC and PPD Development, LP for assay and other development work and third-party contract research organizations, such as Glenmere Clinical Research and Medidata Solutions, Inc. in connection with pre-clinical and/or clinical studies in accordance with our designed protocols, as well as conducting research at medical and academic centers, such as the University of Arizona, St. Bartholomew’s and the Royal London School of Medicine, Northeastern University, and the Dana Farber Cancer Institute.

Because we rely on third parties for much of our research and development work, we have less direct control over our research and development. We face risks that these third parties may not be appropriately responsive to our timeframes and development needs and could devote resources to other customers. In addition, certain of these third parties may have to comply with FDA regulations or other regulatory requirements in the conduct of this research and development work, which they may fail to do.

IF THE THIRD PARTIES WE RELY ON FOR MANUFACTURING ARE UNABLE TO PRODUCE THE NECESSARY AMOUNTS OF GCS-100, DO NOT MEET OUR QUALITY NEEDS OR TERMINATE THEIR RELATIONSHIPS WITH US, OUR BUSINESS WILL SUFFER.

We do not presently have our own manufacturing operations, nor do we intend to establish any unless and until, in the opinion of management, the size and scope of our business so warrants. While we have established a manufacturing relationship with Hollister-Stier Laboratories LLC and Sigma-Aldrich, Inc. to provide us with GCS-100 that we believe will provide the capability to meet our anticipated requirements for the foreseeable future, we have not entered into any long-term arrangements for manufacturing and such arrangements may not be obtained on desirable terms. For the foreseeable future, we will be dependent upon third parties to manufacture GCS-100.

Our reliance on independent manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of, or interruptions in, access to necessary manufacturing processes and reduced control over delivery schedules. Because our manufacturing process is still in a development stage, any changes made to a final commercial manufacturing process may present technical problems to an independent manufacturer. Third-party manufacturers may not comply with FDA regulations, or other regulatory requirements relating to the manufacturing of GCS-100, including compliance with good manufacturing practice, or GMP. We do not have control over, other than through contract, third-party manufacturers’ compliance with these regulations and standards. If our manufacturers are unable or unwilling to continue manufacturing GCS-100 in required volumes, we will have to identify acceptable alternative manufacturers. If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must have approved these manufacturers. The use of a new manufacturer may cause significant expense and interruptions in supply if the new manufacturer has difficulty manufacturing GCS-100 to our specifications. Further, the introduction of a new manufacturer may increase the variation in the quality of GCS-100.

MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES THAN WE DO AND MAY BE ABLE TO DEVELOP AND COMMERCIALIZE PRODUCTS THAT MAKE OUR POTENTIAL PRODUCTS NON-COMPETITIVE.

We face significant competition from firms currently engaged in the pharmaceutical and biotechnology industries. GCS-100, our lead drug candidate, being developed for the treatment of various forms of cancer, addresses large markets, which are already populated with several biotechnology and large pharmaceutical companies. These companies utilize different drug discovery platforms, including but not limited to small molecules, protein-based drugs, liposome technology, and genomics. The drug development industry is intensely competitive. According to industry surveys, there are approximately over 400 new drug candidates in development to treat various types of cancer, many of them for multiple indications. According to the PhRMA, approximately 170 pharmaceutical and biotechnology companies and the National Cancer Institute are conducting these efforts. It is estimated that 100 biotechnology companies have more than 100 drug candidates in later stages of clinical development than GCS-100 for acute, life threatening disease, and late stage disease, and that over forty percent of these drug candidates are being developed to treat various types of cancer. Many of our actual or potential competitors have significantly greater financial resources and/or drug development experience than we have. There is no assurance that other carbohydrate-based or non-carbohydrate-based drugs with similar clinical effects to GCS-100 may not already be in development by other companies or that other companies may not successfully develop such drugs in the future.

A biotechnology company such as ours must keep pace with rapid technological change and faces intense competition. We compete with biotechnology and pharmaceutical companies for funding, access to new technology, research personnel and in product research and development. Many of these companies have greater financial resources and more experience than we do in developing drugs, obtaining regulatory approvals, manufacturing and marketing. We also face competition from academic and research institutions and government agencies pursuing alternatives to our products and technologies. We expect that GCS-100 and other product candidates, will face intense competition from existing or future drugs. In addition, our product candidates may face increasing competition from generic formulations or existing drugs whose active components are no longer covered by patents. These generic formulations or drugs would present lower-priced competition.

In the two cancer types in which we have conducted Phase II(a) clinical trials, pancreatic and colorectal, there are many drugs being developed. We believe, based on industry studies there are, including GCS-100, approximately 7 drugs in Phase I, 15 drugs in Phase II, 6 drugs in Phase III or pre-registration for treatment of pancreatic cancer. In addition, GCS-100, if it receives FDA approval for pancreatic cancer, will face competition from existing drugs approved or used to treat pancreatic cancer. These drugs are fluorouracil (5-FU), Eli Lilly’s gemcitabine (Gemzar) and Supergens’ Mitozytrex. Combination studies utilizing new drug candidates and Gemzar are ongoing and combination therapies of new drug candidates and Gemzar may present future competition. Aphton’s G17DT is currently being evaluated in combination with Gemzar in a double blinded Phase III clinical trial.

We believe, based on industry studies, there are, including GCS-100, approximately 12 drugs in Phase I, 24 drugs in Phase II, and 10 drugs in Phase III or in pre-registration for treatment of colorectal cancer. In addition, GCS-100, if it receives FDA approval for colorectal cancer, will face competition from existing drugs approved or used to treat colorectal cancer. These drugs include Genenetech’s Avastin, Roche Pharmaceuticals’ capecitabine (Xeloda), fluorouracil (Adrucil or 5-FU), leucovorin in combination with 5-FU, Janssen’s levamisole (Ergamisol) in combination with 5-FU, Pharmacia’s irinotecan (Camptosar) and Imclone’s Erbitux.

We plan to initiate a Phase I/II trial in multiple myeloma late in 2004. We believe, based on industry studies, there are, including GCS-100, approximately five drugs in Phase I, nine in Phase II and five in Phase III or in pre-registration for the treatment of multiple myeloma. In addition, GCS-100, if it receives FDA approval for treatment of multiple myeloma, will face competition from existing drugs approved or used to treat multiple myeloma. These drugs include vincristine, dexamethasone, prednisone, doxorubicin (Adriamycin), melphalan, etoposide, cytarabine, cisplatin, carmustine, cyclophosphamide and Millennium’s Velcade. The majority of the drugs are used in combination therapy in a variety of regiments.

Our competitors may:

•	successfully identify drug candidates or develop products earlier than we do;

•	obtain approvals from the FDA or foreign regulatory bodies more rapidly than we do;

•	develop products that are more effective, have fewer side effects or cost less than our products; or

•	successfully market products that may compete with our product candidates.

The success of our competitors in any of these efforts would adversely affect our ability to develop, commercialize and market our product candidates.

OUR BUSINESSES ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION AND FAILURE TO ACHIEVE REGULATORY APPROVAL OF OUR DRUG CANDIDATES WOULD SEVERELY HARM OUR BUSINESS.

The FDA regulates the development, testing, manufacture, distribution, labeling and promotion of pharmaceutical products in the United States pursuant to the Federal Food, Drug, and Cosmetic Act and related regulations. We must receive pre-market approval by the FDA prior to any commercial sale of GCS-100 or any other drug candidate. Before receiving such approval we must provide pre-clinical data and proof in human clinical trials of the safety and efficacy of GCS-100 or any other drug candidates, which trials can take several years. In addition, we must show that we can produce GCS-100 or any other drug candidates consistently at quality levels sufficient for administration in humans. Pre-market approval is a lengthy and expensive process. We may not be able to obtain FDA approval for any commercial sale of any drug candidate. By statute and regulation, the FDA has 180 days to review an application for approval to market a drug candidate; however, the FDA frequently exceeds the 180-day time period, at times taking up to 18 months. In addition, based on its review, the FDA may determine that additional clinical trials or pre-clinical data are required. Except for any potential licensing or marketing arrangements with other pharmaceutical or biotechnology companies, we will not generate any revenues in connection with GCS-100 or any other drug candidates unless and until we obtain FDA approval to sell such products in commercial quantities for human application.

REIMBURSEMENT PROCEDURES AND FUTURE HEALTHCARE REFORM MEASURES ARE UNCERTAIN AND MAY ADVERSELY IMPACT OUR ABILITY TO SUCCESSFULLY SELL OR LICENSE ANY PHARMACEUTICAL PRODUCT.

Our ability to successfully sell or license any pharmaceutical product will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients or providers for the costs of our future pharmaceutical products and related treatments. In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. We believe that managed care organizations and government health insurance programs may seek to restrict the use of new products, delay authorization to use new products or limit coverage and the level of reimbursement for new products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 together with rule making by the Center for Medicare and Medicaid Services could affect drug coverage and payments by Medicare. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

IF WE ARE UNABLE TO ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PROVIDE SALES, MARKETING AND DISTRIBUTION CAPABILITIES, OR TO CREATE THESE FUNCTIONS OURSELVES, WE WILL NOT BE ABLE TO COMMERCIALIZE GCS-100 OR ANY OTHER PRODUCT CANDIDATES.

We do not have any sales, marketing or distribution capabilities. In order to commercialize GCS-100 or other product candidates, if any are approved, we must either make arrangements with third parties to provide sales, marketing and distribution capabilities or acquire or internally develop these functions ourselves. If we obtain FDA approval for GCS-100 or any other product candidate, we intend to rely on relationships with one or more pharmaceutical or biotechnology companies or other third parties with established distribution systems and direct sales forces to market GCS-100 or any other product candidate. If we decide to market any of our product candidates directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and negatively impact our product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our product candidates, and any revenue we receive will depend upon the efforts of third parties, which may not be successful.

OUR GROWTH MAY BE LIMITED IF WE ARE UNABLE TO RETAIN AND HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY.

Our success will depend on our ability to retain key employees and our continuing ability to attract and retain highly qualified scientific, technical and managerial personnel. Under our current clinical trial and business plan, we may add over 12 employees during the course of the next two years, primarily technical or scientific personnel, as needs develop. Competition for such personnel is intense and we may not be able to retain existing personnel or attract qualified employees in the future. Our current financial position, limited drug pipeline and small size make it more difficult to compete for such personnel against larger, more diversified companies. At present, we employ 16 full-time employees and one part-time worker. We depend upon the personal efforts and abilities of our officers and directors, including Bradley J Carver, our President, CEO and Interim Chairman of the Board and John W. Burns, our Senior Vice President, Chief Financial Officer and a director and would be materially adversely affected if their services ceased to be available for any reason and comparable replacement personnel were not employed.

THE BIOTECHNOLOGY BUSINESS HAS A RISK OF PRODUCT LIABILITY, AND IN THE EVENT OF A SUIT AGAINST US, OUR BUSINESS COULD BE SEVERELY HARMED.

The testing, marketing and sale of biotechnology products entails a risk of product liability claims by patients and others. While we currently maintain product liability insurance, such insurance may not be available at reasonable cost and in the event of a significant adverse event with a patient such insurance would likely be insufficient to cover the full amount of the liability incurred. In the event of a successful suit against us, payments and damage to our reputation could have a material adverse effect on our business and financial condition. Even if such a suit is unsuccessful, our reputation could be damaged and litigation costs and expenditures of management time on such matters could adversely affect our business and financial condition.

WE ARE CONTRACTUALLY OBLIGATED TO ISSUE SHARES IN THE FUTURE, INCLUDING SHARES TO BE ISSUED UPON THE CONVERSION OF OUTSTANDING PREFERRED STOCK AND WARRANTS HELD BY EIS, WHICH WILL CAUSE SUBSTANTIAL DILUTION OF YOUR INTEREST IN US.

As of September 15, 2004, there were outstanding options to purchase 1,849,500 shares of common stock, at a weighted average exercise price of $1.96 per share and warrants to purchase 21,571,326 shares of common stock at a weighted average exercise price of $1.68 per share. Moreover, we may in the future issue additional shares to raise capital, acquire other companies or technologies, to pay for services, or for other corporate purposes. Any such issuances will have the effect of further diluting the interest of shareholders.

EIS owns 6,153.51 shares of our Series A preferred stock and 3,471.15 shares of our Series B preferred stock. Each share of our Series A preferred stock and Series B preferred stock is convertible into 1,000 shares of our common stock, subject to anti-dilution adjustments, except 1,209.07 shares of Series A preferred stock which are convertible after December 18, 2004. The Series B preferred stock bears a 7% dividend payable in Series B preferred stock, which compounds annually. Any accrued but unissued Series B preferred stock dividends would be converted into common stock upon conversion of the Series B preferred stock. Accordingly, EIS could acquire upon exercise of warrants held by it and the conversion into common stock of all shares of Series A and Series B preferred stock held by it, including accrued dividends as of June 30, 2004 on the Series B preferred stock but no future dividends, a total of 10,122,104 shares of common stock. This amount of shares represents 16.7% of our common stock outstanding as of September 15, 2004. Pursuant to provisions in our agreement with EIS, if the exercise or conversion of any of our securities held by EIS would result in EIS owning more than 9.9% of our common stock at any time, EIS may opt to receive non-voting securities instead of common stock.

WE MUST COMPLY WITH THE LISTING REQUIREMENTS OF THE NASDAQ SMALLCAP MARKET OR OUR COMMON STOCK MAY DECLINE AND THE LIQUIDITY OF AN INVESTMENT IN OUR SECURITIES WOULD DECREASE.

Our common stock could be delisted from The Nasdaq SmallCap Market for the following reasons, among others:

•	if the closing bid price of our common stock falls below $1.00 per share for thirty (30) consecutive business days;

•	if our market capitalization falls below $35 million and we have less than $2,500,000 in stockholders’ equity; or

•	if the value of our common stock held by our stockholders (other than our directors, executive officers and 10% stockholders) is less than $1,000,000.

There are other quantitative and qualitative criteria of the Nasdaq SmallCap Market which if violated could lead to delisting of our common stock.

We may not be able to maintain our compliance with Nasdaq continued listing requirements in the future. We received a letter from Nasdaq on August 8, 2003 that the bid price of our common stock had been below $1.00 for 30 consecutive business days and that we had a 180-day grace period, until February 4, 2004, to achieve a bid price of at least $1.00 for a period of at least 10 consecutive business days or face delisting. In September 2003, we received a letter from Nasdaq that we complied with the minimum bid price requirement. We have on several previous occasions received notice from Nasdaq that we failed to meet certain of its listing requirements. We have been successful in regaining compliance on those occasions. On May 17, 2004, we received a letter from Nasdaq that the bid price of our common stock had been below $1.00 for 30 consecutive business days and that we had a 180-day grace period, until November 15, 2004 to achieve a bid price of at least $1.00 for a period of at least 10 consecutive business days or face delisting. If we comply with initial listing criteria (other than the minimum bid price requirement) for the Nasdaq SmallCap Market at the end of the initial 180-day grace period, we will receive an additional 180-day period in which to achieve compliance with the minimum bid price requirement. Our stockholders’ equity was approximately $1.7 million as of June 30, 2004. Our market capitalization was $33.0 million on June 30, 2004 and was $27.2 million on September 30, 2004.

If Nasdaq delisted our common stock, we would likely seek to list our common stock for quotation on a regional stock exchange. However, if we were unable to obtain listing or quotation on such market or exchange, trading of our common stock would occur in the over-the-counter market on an electronic bulletin board for unlisted securities or in what are commonly known as the “pink sheet.” In addition, delisting from Nasdaq and failure to obtain listing or quotation on such market or exchange would subject our common stock to so-called “penny stock” rules. These rules impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities, such as disclosing offer and bid prices and compensation received from a trade to a purchaser and sending monthly account statements to purchasers. Consequently, broker-dealers may be less willing or able to sell and/or make a market in our common stock. These rules also require that purchasers be accredited investors, which would reduce the number of investors who could purchase our shares. Additionally, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, our common stock. As a result of delisting, it may become more difficult for us to raise funds through the sale of our securities.

BECAUSE THE CURRENT AND POTENTIAL MEMBERS OF OUR BOARD OF DIRECTORS COULD CONTROL A SIGNIFICANT PERCENTAGE OF OUR COMMON STOCK, THEY COULD EXERCISE SUBSTANTIAL CONTROL OVER US.

The holders of the common stock do not have cumulative voting rights. Our directors, two of whom are executive officers of GlycoGenesys, own approximately 4.4% collectively of our common stock outstanding as of September 15, 2004. One of the conditions of the transactions between us, Elan and EIS required that we expand our board of directors at our 2002 annual stockholder’s meeting at which time EIS could appoint one director. EIS decided not to appoint a director at our 2002 annual stockholders’ meeting but may choose to do so in the future as long as they own at least 10% of our common stock (assuming exercise or conversion of convertible or exercisable securities held by EIS). If EIS appoints a director, members of the board of directors and their affiliates would own approximately 6.3% of our common stock outstanding as of September 15, 2004, assuming EIS has not converted or exercised any of our securities held by it, and the same number of shares are outstanding at such time as are currently outstanding. If EIS and our directors were to have converted or exercised all of our securities held by them, the members of our board of directors and their affiliates would own approximately 21.5% of the common stock outstanding as of September 15, 2004, assuming the number of shares outstanding at such time equals the number of shares currently outstanding plus the number of shares issued on exercise or conversion of securities held by EIS and our directors. This concentration of ownership would allow these stockholders to substantially influence all matters requiring stockholder approval and could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect our stock price.

OUR STOCK PRICE COULD DECLINE IF A SIGNIFICANT NUMBER OF SHARES BECOME AVAILABLE FOR SALE.

The shares covered by this registration statement, of which this prospectus forms a part, shall be free-trading shares upon sale pursuant to this prospectus. In addition to the shares covered by this registration statement, as of September 15, 2004, approximately 9,671,868 shares of common stock presently issued and outstanding are “Restricted Securities” as that term is defined in Rule 144 promulgated under the Act. In general, a person (or persons whose shares are aggregated) who has satisfied a one year holding period may sell, within any three month period, an amount of restricted securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Restricted securities can be sold, under certain circumstances, without any quantity limitation, by persons who are not affiliates of GlycoGenesys and who have beneficially owned the shares for a minimum period of two years. The sale of these restricted shares as well as the shares registered under our nine effective registration statements, shall increase the number of free-trading shares and may have a depressive effect on the price of our securities. Moreover, such sales, if substantial, might also adversely affect our ability to raise additional equity capital.

THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES BY YOU.

The market price of our common stock, which is traded on the National Association of Securities Dealers Automated Quotation system (Nasdaq—Small Cap) has been, and may continue to be, highly volatile. During the twelve months ending September 30, 2004, our common stock has traded at prices ranging from $0.37 to $2.10 per share. Factors such as announcements of clinical trial results, financings, legal proceedings, technological innovations or new products, either by us or by our competitors or third parties, as well as market conditions within the biotechnology and pharmaceutical industries, may have a significant impact on the market price of our common stock.

In addition, the stock market has from time to time, and especially in the last few years, experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Current market conditions are particularly unstable and there is a large degree of uncertainty at this time. In general, biotechnology stocks tend to be volatile even during periods of relative market stability because of the high rates of failure and substantial funding requirements associated with biotechnology companies. Market conditions and conditions of the biotechnology sector could negatively impact the price of our common stock.

NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Typically, the use of the words “believe”, “anticipate”, “plan”, “expect”, “seek”, “estimate” and similar expressions identify forward-looking statements. Moreover, unless a passage described a historical event, the statement should be considered a forward-looking statement. All forward-looking statements involve risks and uncertainty. Although we believe that the assumptions underlying the forward-looking statements contained in this prospectus are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included or incorporated by reference in this prospectus will prove to be accurate. Our actual results may differ materially from the results anticipated in the forward-looking statements. Without limiting the foregoing, any statements contained in this prospectus that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties, including but not limited to, risks of product development (such as failure to demonstrate efficacy or safety), risks related to United States Food and Drug Administration (“FDA”) and other regulatory procedures, the results of financing efforts, market acceptance risks, the impact of competitive products and pricing, the results of current and future licensing, joint ventures and other collaborative relationships, developments regarding intellectual property rights and litigation, and other risks identified in this prospectus and the documents incorporated herein by reference which discuss factors that could contribute to such material differences. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

All of the proceeds from the sale of the shares of common stock in this offering will be received by the selling stockholders. We will receive $8,366,000 if the warrants held by the selling stockholders covered in this prospectus are exercised in full and the exercise price is paid in cash. Proceeds from such warrant exercises, if any, will be used for general corporate purposes.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our Board of Directors after taking into account various factors, including our financial condition, operating results, and current and anticipated cash needs.

SELLING STOCKHOLDERS

The shares offered by this prospectus are issuable or were issued by us to the selling stockholders in connection with the transactions described below. The following table sets forth, to our knowledge, information regarding beneficial ownership of our common stock by the selling stockholders as of September 15, 2004 (unless otherwise specified below). Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days, by the exercise of options or warrants or conversion of preferred stock, are deemed outstanding in determining the number of shares beneficially owned by such person or group.

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Offered		Shares Beneficially Owned After Offering
					Number	Percent
BayStar Capital II LP	1,500,000		2,700,000	(1)	—	—
Bristol Investment Fund, Ltd.	900,000		1,620,000	(2)	—	—
Capital Ventures International	1,000,000		1,800,000	(3)	—	—
CKW LLC	261,863		432,000	(4)	21,863	*
William Corbett	119,326	(5)	4,500	(6)	119,326	*
Crescent International Ltd.	500,000		900,000	(7)	—	—
Crestview Capital Master, LLC	3,024,667	(8)	4,500,000	(9)	524,667	*
Iroquois Capital, LP	1,018,519	(10)	1,260,000	(11)	318,579	*
Michael Jacks	212,218	(12)	30,000	(13)	212,218	*
Kingsbridge Capital Limited	400,000		720,000	(14)	—	—
David J. Kowalick	30,000		54,000	(15)	56,277	*
Panacea Fund, LLC	500,000		900,000	(16)	—	—
Providence, Inc.	58,773	(17)	54,000	(18)	28,773	*
RHP Master Fund, Ltd.	500,000		900,000	(19)	—	—
Roth Capital Partners, LLC	0		300,000	(20)	—	—
Gary Shemano	270,018	(21)	31,500	(22)	270,018	*
Stonestreet LP	1,237,573	(23)	1,800,000	(24)	237,573	*
TCMP[3] Partners	200,000		360,000	(25)	—	—

*	Less than 1%.
(1)	Includes 1,200,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(2)	Includes 720,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(3)	Includes 800,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(4)	Includes 192,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(5)	Consists of 119,326 shares issuable upon exercise of warrants exercisable within 60 days of September 15, 2004.
(6)	Consists of 4,500 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(7)	Includes 400,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(8)	Includes 524,667 shares issuable upon exercise of warrants exercisable within 60 days of September 15, 2004.
(9)	Includes 2,000,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(10)	Includes 318,519 shares issuable upon exercise of warrants exercisable within 60 days of September 15, 2004 held by Vertical Ventures, LLC.
(11)	Includes 560,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(12)	Consists of 212,218 shares issuable upon exercise of warrants exercisable within 60 days of September 15, 2004.
(13)	Consists of 30,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.

(14)	Includes 320,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(15)	Includes 24,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(16)	Includes 400,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(17)	Includes 10,606 shares issuable upon exercise of warrants exercisable within 60 days of September 15, 2004.
(18)	Includes 24,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(19)	Includes 400,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(20)	Consists of 300,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(21)	Consists of 270,018 shares issuable upon exercise of warrants exercisable within 60 days of September 15, 2004.
(22)	Consists of 31,500 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(23)	Includes 237,573 shares issuable upon exercise of warrants exercisable within 60 days of September 15, 2004.
(24)	Includes 800,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.
(25)	Includes 160,000 shares issuable upon exercise of warrants exercisable commencing January 12, 2005.

Pursuant to a private placement of our securities in July 2004 between us and the selling stockholders, we sold a total of 10,000,000 shares of our common stock and warrants to purchase 8,000,000 shares of our common stock at an exercise price of $1.00 per share for a total cash consideration of $5.0 million. The warrants issued to the selling stockholders are not exercisable until six months following the date of their issuance. Under the terms of the subscription agreements, we filed a registration statement, of which this prospectus forms a part, in order to permit the selling stockholders in that offering to resell to the public the shares of common stock and shares issuable upon exercise of the warrants that they received in the private placement.

We issued a warrant to purchase 300,000 shares of our common stock at an exercise price of $1.00 to Roth Capital Partners, LLC as placement agent fees in connection with our July 2004 private placement. We issued warrants to purchase an aggregate of 66,000 shares of our common stock to William Corbett, Michael Jacks and Gary Shemano as placement agent fees in connection with our July 2004 private placement. We filed a registration statement, of which this prospectus forms a part, in order to permit Roth Capital Partners, LLC, William Corbett, Michael Jacks and Gary Shemano to resell to the public the shares of common stock issuable upon the exercise of the warrants they received. The warrants issued to Roth Capital Partners, LLC, William Corbett, Michael Jacks and Gary Shemano are not exercisable until six months following the date of their issuance.

PLAN OF DISTRIBUTION

The selling stockholders of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise entered into after the date of this prospectus; or

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders after the date of this prospectus may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders after the date of this prospectus may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Torys LLP.

EXPERTS

The consolidated financial statements of GlycoGenesys, Inc. (the “Company”) as of and for each of the years in the period ended December 31, 2003 incorporated in this prospectus by reference have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of SafeScience Newco, Ltd. (“SafeScience”) as of the year ended December 31, 2001 incorporated in this prospectus by reference have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to SafeScience’s ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq SmallCap Market, and reports, proxy and information statements and other information concerning GlycoGenesys may be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. Our web site is located at www.glycogenesys.com. The contents of our website are not part of this prospectus.

The SEC allows us to incorporate by reference the information we file with them into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders sell all of the shares that are being offered in this prospectus.

1. Our Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-26476) filed on March 30, 2004.

2. Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004 and June 30, 2004.

3. Our Current Reports on Form 8-K dated January 8, 2004, February 4, 2004, February 20, 2004, February 24, 2004, March 30, 2004, May 12, 2004, June 4, 2004, June 23, 2004 and July 12, 2004.

4. Our definitive proxy statement for our 2004 Annual Stockholders’ Meeting filed on May 11, 2004.

5. The description of our common stock set forth in our registration statement on Form S-3/A filed with the SEC on May 17, 2001 and any amendments or reports filed for the purpose of updating this description.

You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following address: GlycoGenesys, Inc., 31 St. James Avenue, Boston, Massachusetts 02116, Attention: Chief Financial Officer. Our telephone number is 617-422-0674.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.